SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	Schedule 13G

	Under the Securities Exchange Act of 1934
	Amendment No. 11

	Burr-Brown Corporation
	Common Stock
	122574 10 6

Check the following box if a fee is being paid with this statement. / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to all other provisions of the Act (however, see the Notes).

	Continued on following page(s)
	Page 1 of 9 Pages

CUSIP NO. 122574 10 6           13G           PAGE 2 OF 9 PAGES

1	Name of Reporting Person
  SS or IRS Identification No of above person

          SARAH M. BROWN SMALLHOUSE
          86 609 2134

2	Check the Appropriate Box if a Member of a Group*
          (a)
          (b) XX
3	SEC Use Only

4	Citizenship or Place of Organization
          USA

5	Sole Voting Power
          17,132

6	Shared Voting Power
          976,428 shares through Voting
          Trust Dated 10/3/88

7	Sole Dispositive Power
          17,132

8	Shared Dispositive Power
          5,308,726 shares through Limited
          Partnership Agreement dated 10/7/88

9	Aggregate Amount Beneficially Owned by Each Reporting Person
          5,325,858

10	Check Box if the Aggregate Amount in Row (9) Excludes
   Certain Shares

11	Percent of Class Represented by Amount in Row 9
          33.5%

12	Type of Reporting Person
          I.N.

CUSIP NO. 122574 10 6            13G             PAGE 3 OF 9 PAGES
1	Name of Reporting Person
  SS or IRS Identification No of above person

          MARY B. BROWN
          86 609 2135

2	Check the Appropriate Box if a Member of a Group*
          (a)
          (b) XX

3	SEC Use Only

4	Citizenship or Place of Organization
          USA

5	Sole Voting Power
          17,132

6	Shared Voting Power
          976,428 shares through Voting
          Trust Dated 10/3/88

7	Sole Dispositive Power
          17,132

8	Shared Dispositive Power
          5,308,726 shares through Limited
          Partnership Agreement dated 10/7/88

9	Aggregate Amount Beneficially Owned by Each Reporting Person
          5,325,858

10	Check Box if the Aggregate Amount in Row (9) Excludes
   Certain Shares

11	Percent of Class Represented by Amount in Row 9
          33.5%

12	Type of Reporting Person
          I.N.

CUSIP NO. 122574 10 6             13G               PAGE 4 OF 9 PAGES

1	Name of Reporting Person
  SS or IRS Identification No of above person

          THOMAS R. BROWN, JR.
          033 20 6270

2	Check the Appropriate Box if a Member of a Group*
          (a)
          (b) XX

3	SEC Use Only

4	Citizenship or Place of Organization
          USA

5	Sole Voting Power
          4,332,298 shares through Voting
          Trust dated 10/3/88

6	Shared Voting Power
          -0-


7	Sole Dispositive Power
          150,000

8	Shared Dispositive Power
          5,308,726 shares through Limited
          Partnership Agreement dated 10/7/88

9	Aggregate Amount Beneficially Owned by Each Reporting Person
          5,458,726

10	Check Box if the Aggregate Amount in Row (9) Excludes
   Certain Shares

11	Percent of Class Represented by Amount in Row 9
          34.4%

12	Type of Reporting Person
          I.N.

CUSIP NO. 122574 10 6                13G             PAGE 5 OF 9

Item 1(a)		Burr-Brown Corporation

Item 1(b)		6730 South Tucson Boulevard
           Tucson, Arizona

Item 2(a)		Thomas R. Brown, Jr.

           Trust (under the last will and testament of Helen
           M. Brown for the benefit of Sarah M. Brown
           Smallhouse)

           Trust (under the last will and testament of Helen
           M. Brown for the benefit of Mary B. Brown)

           Mary B. Brown

           Sarah M. Brown Smallhouse

Item 2(b)		6730 South Tucson Boulevard
           Tucson, Arizona 85734

Item 2(c)		U.S.A.

Item 2(d)		Common Stock

Item 2(e)		CUSIP No. 122574 10 6

Item 3		Not Applicable

Item 4(a)	As of 12/31/96 the following shares of Burr-Brown
Corporation Common Stock (the "Shares) were held of record:

     --Thomas R. Brown, Jr., 150,000 Shares
     --Mary B. Brown, 17,132 Shares
     --Sarah M. Brown Smallhouse, 17,132 Shares
     --Brown Investment Management Limited Partnership,
       5,308,726 Shares.  The Shares in the Limited
       Partnership were beneficially owned by the reporting persons and were subject to a limited partnership agreement and two voting trust agreements, described as follows:

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CUSIP NO. 122574 10 6           13G             PAGE 6 OF 9 PAGES

     --Brown Investment Management Limited Partnership
       Agreement dated October 7, 1988 among Thomas R. Brown, Jr., Mary B. Brown and Sarah M. Brown Smallhouse, as General Partners, and Thomas R. Brown, Jr., Mary B. Brown, Sarah M. Brown Smallhouse, Thomas R. Brown, Jr. as Trustee under testamentary trust of Helen M. Brown FBO Mary B. Brown, and Thomas R. Brown, Jr. as Trustee under the testamentary trust of Helen M. Brown FBO Sarah M. Brown Smallhouse, as Limited Partners (the "Partnership Agreement").

       Under the Partnership Agreement, the General Partners have shared dispositive power over the Shares. The
       Shares have been contributed to the Limited
       Partnership, subject to the voting restrictions of the two voting trust agreements.

     --Voting Trust Agreement dated October 3, 1988 among
       Thomas R. Brown, Jr., individually, Thomas R. Brown, Jr., as Trustee under testamentary trusts of Helen M. Brown FBO Mary B. Brown and Sarah M. Brown Smallhouse, as shareholders, and Thomas R. Brown, Jr., as Trustee ("Trust I"). Under Trust I, Thomas R. Brown, Jr., as Trustee, has sole voting power over 4,332,298 Shares.

     --Voting Trust Agreement dated October 3, 1988 and
       Amendment dated December 17, 1992 among Mary B. Brown and Sarah M. Brown Smallhouse, as shareholders, and Mary B. Brown, Sarah M. Brown Smallhouse and John S. Anderegg, Jr. as Trustees ("Trust II"). Under Trust II, the Trustees have shared voting power over 976,428 Shares.

       Taking into account the relative partnership interests in the Limited Partnership, the Shares are beneficially held, as follows:

     --Thomas R. Brown, Jr. has direct beneficial ownership of 1,979,612 Shares, all of which are subject to Trust
       I;

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CUSIP NO. 122574 10 6            13G          PAGE 7 OF 9 PAGES

     --Mary B. Brown has direct beneficial ownership of 459,617 Shares which are subject to Trust II;

     --Sarah M. Brown Smallhouse has direct beneficial ownership of 516,811 Shares (including 39,107 Shares which she holds as custodian for her son, Thomas Stuart
       Smallhouse and 19,287 Shares which she holds as custodian for her daughter, Laura Graham Smallhouse) all of which are subject to Trust II.

     --Thomas R. Brown, Jr. holds 1,176,343 Shares as
       Trustee under the testamentary trust of Helen M. Brown for the benefit of Mary B. Brown, all of which are subject to Trust I. The Shares subject to this testamentary trust have been included in the beneficial ownership report filed for Mr. Brown, and a separate beneficial ownership report for such trust has not been filed as part of this Schedule 13G; and

     --Thomas R. Brown, Jr. holds 1,176,343 Shares as
       Trustee under the testamentary trust of Helen M. Brown for the benefit of Sarah M. Brown Smallhouse, all of which are subject to Trust I. The Shares subject to this testamentary trust have been included in the beneficial ownership report filed for Mr. Brown, and a separate beneficial ownership report for such trust has not been filed as part of this Schedule 13G; and

Item 4(b)	The Shares held by the Limited Partnership represent
33.5% of the outstanding Common Stock of Burr-Brown
Corporation as of December 31, 1996.  In total, the
Shares held by Thomas R. Brown, Jr., Mary B. Brown and
Sarah M. Brown Smallhouse individually represent 1.1% of the outstanding Common Stock of Burr-Brown
Corporation as of December 31, 1996.

Item 4(c)	Voting and dispositive power over the Shares is held as
follows:

     --Thomas R. Brown, Jr. holds sole power to vote and dispose of 150,000 Shares

CUSIP NO. 122574 10 6           13G       PAGE 8 OF 9 PAGES

     --Mary B. Brown holds sole power to vote and dispose of 17,132 Shares

     --Sarah M. Brown Smallhouse holds sole power to vote and dispose of 17,132 Shares

     --Thomas R. Brown, Jr. holds sole power to vote or direct the vote with respect to 4,332,298 Shares pursuant to Trust I;

     --Mary B. Brown and Sarah M. Brown Smallhouse have shared power to vote with respect to 976,428 Shares pursuant to Trust II;

     --Thomas R. Brown, Jr., Mary B. Brown and Sarah M.
       Brown Smallhouse have shared dispositive power over the 5,308,726 Shares held in the Limited Partnership.

Item 5		Not Applicable

Item 6		Not Applicable

Item 7		Not Applicable

Item 8		Not Applicable

Item 9		Not Applicable

Item 10	By signing below I certify that to the best of my
knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

CUSIP NO. 122574 10 6        13G           PAGE 9 OF 9 PAGES

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.


_____________________________		_______________________________
Thomas R. Brown, Jr.			        Thomas R. Brown, Jr., as Trustee of
                               Trust Agreement dated October 3,
                               1988 under the last will and
                               testament of Helen M. Brown for the
                               benefit of Mary B. Brown.


_____________________________		_______________________________
Sarah M. Brown Smallhouse		    Thomas R. Brown, Jr., as Trustee
by Thomas R. Brown, Jr.		 	    of Trust Agreement dated October
as Attorney in fact				        3, 1988, under the last will and
                               testament of Helen M. Brown for the
                               benefit of Sarah M. Brown
_____________________________	 Smallhouse
Mary B. Brown
by Thomas R. Brown, Jr.,
as Attorney in fact            February 13, 1997